UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of January 2011
Commission File Number 001-34919
SUMITOMO MITSUI FINANCIAL GROUP, INC.
(Translation of registrant’s name into English)
1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-________

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.
By:	/s/ Yasushi Sakai
	Name:	Yasushi Sakai
	Title:	General manager, Financial Accounting Dept.
Date:     January 28, 2011

This share exchange is made for the securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in the document, if any, have been be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the issuer is located in Japan, and some or all of its officers and directors are residents of Japan. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. Furthermore, it may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the acquiror may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.
To Whom It May Concern
Sumitomo Mitsui Financial Group, Inc.
SMFG Card & Credit, Inc.
Sumitomo Mitsui Financial Group, through its Wholly-owned Subsidiary SMFG
Card & Credit, to Make Cedyna Financial Corporation a Wholly-owned Subsidiary of
Sumitomo Mitsui Financial Group
     TOKYO, January 28, 2011 – Sumitomo Mitsui Financial Group, Inc. (“SMFG”, President: Teisuke Kitayama) and its wholly-owned subsidiary SMFG Card & Credit, Inc. (“FGCC”, President: Kazuya Jono), at their respective meetings of the board of directors held today, resolved to make Cedyna Financial Corporation (“Cedyna”, President: Hajime Yamashita), currently a consolidated subsidiary of SMFG, a wholly-owned subsidiary of FGCC, by a share exchange with an effective date of May 1, 2011 (the “Share Exchange”). Cedyna also resolved the Share Exchange at its meeting of the board of directors held today. The Share Exchange is subject to the approval of the proposal concerning the Share Exchange at an extraordinary general shareholders meeting of Cedyna scheduled to be held on March 30, 2011.
     Further, Cedyna is scheduled to be delisted from Tokyo Stock Exchange, Inc. (the “Tokyo Stock Exchange”) and Nagoya Stock Exchange, Inc. (the “Nagoya Stock Exchange”) on April 26, 2011 prior to the effective date of the Share Exchange (the last trading date of the shares is scheduled to be April 25, 2011).
1. Purpose of Making Cedyna a Wholly-owned Subsidiary by the Share Exchange
     In recognition of the role as a gateway to diversifying retail financial transactions as well as the developing link to corporate businesses such as contracting business, in addition to the growth potential, of the credit card business, the SMFG group has positioned its credit card business as part of the core of its retail operations and has been taking various measures to “establish the number one credit card business entity in Japan”.
     Specifically, based on the “Credit Card Business Strategy of Sumitomo Mitsui Financial Group” announced on February 29, 2008, SMFG established FGCC as an intermediate holding company to develop unified SMFG group strategies and policies and to establish an integrated alliance among SMFG group credit card companies on October 1, 2008. On April 1, 2009, Cedyna was formed through the merger of OMC Card, Inc., Central Finance Co., Ltd. and QUOQ Inc. Through these measures and certain others, the SMFG group has developed a system for the purpose of establishing a two-company system of Sumitomo

Mitsui Card Co., Ltd. (“SMCC”) and Cedyna. Further, each business of the SMFG group have strengthened regional collaboration, by such means as agreeing to a policy leading toward integration of the systems of SMCC and Cedyna, with a view to pursuing economies of scale, and take measures to establish a collaborative scheme in business operations with the goal of maximizing top-line synergies.
     In addition, on May 31, 2010, SMFG made Cedyna a consolidated subsidiary of SMFG (ownership ratio of voting rights: 69.20% as of September 30, 2010) in order to accelerate and ensure management restructuring, including investments in new businesses and systems to increase corporate value, as well as cost restructuring, and to strengthen the financial base.
     Currently, the business environment surrounding Cedyna remains in a difficult situation due to continuously high excess interest refund claims, as well as full enforcement of the amended Money Lending Business Act in June 2010, a petition for commencement of corporate reorganization proceedings by Takefuji Corporation in September 2010, and amendment to the Installment Sales Act in December 2010. However, in such environment, Cedyna has been steadily conducting management structure reform and is building its stable foundation.
     SMFG and FGCC decided that they needed to establish a system which allowed more timely and flexible decision-making in order to speed up the Credit Card Business Strategy carried out by SMFG group; and, in addition, since there was a possibility of strengthening the financial base and conducting restructuring, etc., among SMFG group members, in the future, depending on further changes in the business environment, SMFG and FGCC made the decision that in order to achieve the aforesaid, it would be the most suitable to make Cedyna a wholly-owned subsidiary of FGCC by way of the Share Exchange.
     After making Cedyna a wholly-owned subsidiary, by taking maximum advantage of SMFG’s brand value, SMFG will seek to achieve group synergies, mainly in installment business and solutions business, through further enhanced collaboration of the on-site business operation bases of Cedyna and Sumitomo Mitsui Banking Corporation (“SMBC”), and fortified collaboration in Cedyna’s focus areas such as the EC market and the education market, and will also seek to further strengthen collaboration in areas such as personnel dispatch and exchange.
     Moreover, in addition to the specific examination of next-generation systems conducted so far, Cedyna and SMCC will further collaborate closely in their credit card businesses by such means as mutually offering referrals to their business partners according to the needs of client, and making collaboration promotions, as well as fortifying and accelerating collaboration between the two companies.
2. Overview of the Share Exchange
(1) Schedule for the Share Exchange

Date of the resolutions of the meetings of the board of directors (SMFG, FGCC, Cedyna)	January 28, 2011 (Friday)
Execution date of the Share Exchange agreement (FGCC, Cedyna)	January 28, 2011 (Friday)
Date on which the extraordinary general meeting of shareholders to approve the Share Exchange was held (FGCC)	January 28, 2011 (Friday)
Date on which the public notice of the record	January 29, 2011 (Saturday) (Scheduled)

date for the extraordinary general meeting of shareholders will be given (Cedyna)
Record date for the extraordinary general meeting of shareholders (Cedyna)	February 14, 2011 (Monday) (Scheduled)
Date on which the extraordinary general meeting of shareholders to approve the Share Exchange will be held (Cedyna)	March 30, 2011 (Wednesday) (Scheduled)
Last trading date (Cedyna)	April 25, 2011 (Monday) (Scheduled)
Delisting date (Cedyna)	April 26, 2011 (Tuesday) (Scheduled)
Effective date of the Share Exchange	May 1, 2011 (Sunday) (Scheduled)

(Note 1)	The schedule above is subject to change upon the agreement between Cedyna.
(Note 2)
In case it is found that the ratio of Cedyna’s shares held by shareholders of U.S. Persons (calculated in accordance with the U.S. Securities Act of 1933) is over 10%, and it is judged that SMFG and FGCC may not be exempted from obligation to submit registration statement under the U.S. Securities Act of 1933 in regard to the implementation of the Share Exchange, the Share Exchange may be cancelled or another alternative measure may be taken.

(2) Method of the Share Exchange
     FGCC will become the wholly-owning parent company in the Share Exchange and Cedyna will become the wholly-owned subsidiary in the Share Exchange. The shares of common stock of SMFG, the wholly-owning parent company of FGCC, will be allocated to the shareholders of Cedyna in consideration for the Share Exchange. Cedyna plans to implement the Share Exchange after obtaining approval of the proposal concerning the Share Exchange at the extraordinary general shareholders meeting which will be held on March 30, 2011. FGCC obtained approval of the proposal concerning the Share Exchange at the extraordinary general shareholders meeting held today (in the form of written consent under Article 319, Paragraph 1 of the Companies Act). The effective date of the Share Exchange is scheduled to be May 1, 2011.
     With respect to the consideration in respect of the Share Exchange, it was decided to deliver SMFG common stock, taking into account, such as (i) that minority shareholders of Cedyna will acquire illiquid shares if shares of FGCC, an unlisted company, are delivered as consideration in respect of the Share Exchange, (ii) protection of the benefits of the shareholders of Cedyna, such as by offering an opportunity to share synergy generated by becoming a wholly-owned subsidiary to the shareholders of Cedyna, through delivering SMFG common stock, not a cash, as consideration and (iii) necessity of building and maintaining a capital relationship that SMFG being the wholly-owning parent company, which is the purpose of the Share Exchange.
     Further, upon determining the consideration for the Share Exchange, sufficient attention has been paid to the shareholders of Cedyna, such as endeavoring to take actions to ensure fairness and avoid conflicts of interest, as described in the following 3. (4) and (5).
(3) Details of the allotment of shares upon the Share Exchange

Company Name	SMFG (FGCC’s wholly owning parent company that will become a wholly owning parent company in the Share Exchange)	Cedyna (wholly-owned subsidiary in the Share Exchange)
Share Exchange Ratio	1	0.06
Number of Shares to be Delivered upon the Share Exchange	SMFG common stock: 15,718,372 shares (scheduled)

(Note 1) Share allotment ratio
     0.06 shares of SMFG common stock will be allotted and delivered per share of Cedyna common stock; provided, however, that no share will be allotted for Cedyna common stock held by FGCC (548,178,700 shares as of today) in the course of the Share Exchange.
(Note 2) Number of shares of SMFG common stock to be delivered upon the Share Exchange
     FGCC plans to allot and deliver SMFG common stock upon the Share Exchange to the shareholders of Cedyna (excluding FGCC) as at the time immediately preceding the time FGCC acquires all of the issued shares of Cedyna (excluding Cedyna common stock held by FGCC) through the Share Exchange (the “Base Time”), at a ratio of one share of Cedyna common stock held by the shareholders of Cedyna to 0.06 shares of SMFG common stock, in exchange for the shares of Cedyna common stock held by such shareholders.
     Provided, however, that in the event that FGCC acquires Cedyna common stock held by any company of SMFG group before the effective date of the Share Exchange,, the above number of shares of SMFG common stock scheduled to be allotted and delivered may fluctuate. The timing of such acquisition, if any, may be the same or may differ.
     In addition, in accordance with a resolution of the meeting of the board of directors of Cedyna to be held by no later than the day immediately preceding the effective date of the Share Exchange, Cedyna will cancel, at the Base Time, all of its shares held as treasury stock (2,120,212 shares as of December 31, 2010) and those to be acquired by Cedyna (including its treasury stocks to be acquired by the purchase of shares due to the dissenting shareholders’ share purchase demand made in connection with the Share Exchange under the provisions of Article 785, Paragraph 1 of the Companies Act) by the Base Time. Therefore, the number of shares of SMFG common stock to be allotted and delivered upon the Share Exchange may be subject to change in the future due to the acquisition and the cancellation of the treasury stocks by Cedyna.
     FGCC plans to acquire SMFG common stock to be delivered, from February 8, 2011 to April 22, 2011, by means of purchase in the stock market through a trust, up to 15,479,400 shares. Furthermore, with respect to the acquisition of such SMFG common stock, FGCC plans to purchase in accordance with procedures that conform to the “Guidelines for the Acquisition of the Treasury Stock” announced by the Tokyo Stock Exchange on June 20, 2008.

(Note 3) Treatment of shares constituting less than one unit (tangen miman kabushiki)
     It is expected that the Share Exchange will create a considerable number of new shareholders who will hold shares of SMFG constituting less than one unit (less than 100 shares). In particular, the shareholders of Cedyna who hold less than 1,667 shares of Cedyna common stock are expected only to acquire the shares of SMFG constituting less than one unit, and about 80 percent of all the Cedyna shareholders will fall within such category of shareholders. (Such percentage is based on our shareholders register dated September 30, 2010, and actual percentage may differ.) Although shares constituting less than one unit may not be sold in any market on the stock exchange, the shareholders who will hold shares of SMFG constituting less than one unit will be entitled to use the following systems concerning shares of SMFG from the effective date of the Share Exchange.
(i) Further purchase (kaimashi) of shares constituting less than one unit (purchase to reach a total of one unit (tangen))
     In accordance with the provisions of Article 194 of the Companies Act, this is a system whereby shareholders of shares of SMFG constituting less than one unit may purchase from SMFG the number of shares that will achieve a total of one unit (100 shares) together with the number of shares constituting less than one unit held by such shareholder.
(ii) Purchase (kaitori) by SMFG of shares constituting less than one unit (sale of shares constituting less than one unit)
     In accordance with the provisions of Article 192 of the Companies Act, this is a system whereby shareholders of shares of SMFG constituting less than one unit may request that SMFG purchase the shares constituting less than one unit held by such shareholder.
(Note 4) Treatment of fractions of less than one share
     When the number of shares of SMFG common stock to be allotted and delivered to each shareholder of Cedyna upon the Share Exchange includes fractions of less than one share, FGCC will allot and deliver money, instead of shares of Cedyna common stock, to each shareholder of Cedyna who will be allotted such fractions in an amount equivalent to the price per share of SMFG common stock multiplied by such fractions, with any fraction less than one yen being rounded up to the nearest yen.
     The “price” hereof shall mean the closing price of the shares of SMFG common stock on the Tokyo Stock Exchange on the previous trading day of the effective date of the Share Exchange, or if such closing price does not exist on the relevant previous trading day, the closing price on the most recent trading day (limited to the date prior to the effective date) on which such price exists.
(4) Treatment of stock acquisition rights and bonds with stock acquisition rights upon the Share Exchange
     Cedyna has not issued stock acquisition rights or bonds with stock acquisition rights.
(5) Trade Name of Cedyna after the Share Exchange

     Currently, there is no plan to change the trade name of Cedyna after the Share Exchange.
3. Basis for Calculation of Allotment of Shares upon Share Exchange
(1) Basis and Background of Calculation
     Nikko Cordial Securities and Nomura Securities Co., Ltd. (“Nomura Securities”) were appointed by FGCC and Cedyna respectively as third party valuation institutions in order to ensure the fairness and appropriateness in determining the share exchange ratio for the Share Exchange.
     Nikko Cordial Securities calculated the value of shares of SMFG by utilizing the market stock price method and the value of shares of Cedyna by utilizing the market stock price method and DDM method (Dividend Discount Model). In applying the market stock price method, the valuation reference date was set at January 27, 2011, and simple arithmetic averages of the closing stock price at the Tokyo Stock Exchange for each one-month period, three-month period and six-month period prior to the valuation reference date were adopted for the value of shares of Cedyna and simple arithmetic averages of the closing stock price at the Tokyo Stock Exchange for each one-month period, three-month period and six-month period prior to the valuation reference date were adopted for the value of shares of SMFG.
     The profit plan of Cedyna, which Nikko Cordial Securities referred in the calculation by DDM method above, reflects Cedyna’s expectation that there would be a significant increase in profit, as business environment would improve, after a temporary deterioration in business results, as described below. However, Nikko Cordial Securities did not independently verify the accuracy, appropriateness and feasibility of such profit plan.
     If the value per SMFG share is one (1), the share exchange ratio valuation range calculated according to each of the above calculation methods is as follows:

Calculation Method	Share Exchange Ratio Valuation Range
Market Stock Price Method	0.048 to 0.060
DDM Method	0.042 to 0.071

     In calculating the share exchange ratio, Nikko Cordial Securities basically adopted the information provided by FGCC and Cedyna and information publicly disclosed, and relied on the accuracy and completeness of all of such information and on the fact that there is no fact undisclosed to Nikko Cordial Securities that might have had a significant effect in calculating the share exchange ratio. Nikko Cordial Securities did not independently verify the accuracy or completeness of said information. Moreover, Nikko Cordial Securities has not undertaken any independent evaluation, appraisal or assessment of any assets or liabilities (including contingent liabilities) of SMFG, Cedyna or their respective affiliates, including analysis and evaluation of their individual assets and liabilities, and has not requested any such appraisal or assessment from any other third party. In addition, with respect to the Cedyna’s financial outlook as a reference for such calculation, Nikko Cordial Securities assumed that such financial outlook was reasonably prepared with best estimates and judgment currently available to Cedyna. The calculation of the share exchange ratio by Nikko Cordial Securities is based on information and economic conditions up to January 27, 2011, and the revision to Cedyna’s earnings forecast for the fiscal year ended March 31, 2011. Please note that the share exchange ratio calculation results submitted by Nikko Cordial Securities do not constitute its opinion regarding the fairness of such share exchange ratio for the Share Exchange.
     Nomura Securities calculated the value of shares of SMFG by utilizing the market stock price average method and the value of shares of Cedyna by utilizing the market stock price average method, the comparable company method and dividend discount model method (DDM method).
     In applying the market stock price average method, the reference date was set at January 27, 2011, and the calculation was based on the closing stock price on such reference date and averages of the closing stock price for each one-week period, one-month period, three-month period and six-month period prior to the reference date.
     The profit plan of Cedyna, which Nomura Securities referred in the calculation by DDM method above, reflects Cedyna’s expectation that there would be a significant increase in profit, as business environment would improve, after a temporary deterioration in business results, as described below. However, Nomura Securities did not independently verify the accuracy, appropriateness and feasibility of such profit plan.
     If the value per SMFG share is one (1), the results for share exchange ratio calculated based on each of the above methods are as follows:

	Applied Method	Share Exchange Ratio Calculation Result
(i)	Market Stock Price Average Method	0.053 to 0.054
(ii)	Comparable Company Method	0.059
(iii)	DDM Method	0.053 to 0.070

     In calculating the share exchange ratio, Nomura Securities adopted the information supplied by FGCC and Cedyna and information publicly disclosed, and relied on the accuracy and completeness of all of such information. Nomura Securities did not independently verify the accuracy and completeness of said information. Moreover, Nomura Securities has not undertaken an independent evaluation, appraisal or assessment of any assets or liabilities (including contingent liabilities) of SMFG, Cedyna or their respective affiliates, including analysis and evaluation of their individual assets and liabilities, and has not requested any such appraisal or assessment from any other third party. The calculation of the share exchange ratio by Nomura Securities reflected information and economic conditions up to January 27, 2011, and the revision to Cedyna’s earnings forecast for the fiscal year ended March 31, 2011, and with respect to Cedyna’s financial outlook (including profit planning and other information), Nomura Securities assumed that such financial outlook was reasonably reviewed and prepared with the best estimates and judgment currently available to Cedyna’s management.
     SMFG was informed that Nomura Securities submitted a written opinion (fairness opinion) dated January 27, 2011 to Cedyna, stating that the share exchange ratio for the Share Exchange is appropriate for the shareholders of Cedyna from a financial view point under the assumptions and conditions as stated above and certain others.
     The profit plan which Cedyna submitted to Nikko Cordial Securities and Nomura Securities as basis for calculation by DDM method includes a fiscal year when Cedyna expects a significant increase in profit. SMFG is informed that this is because Cedyna considers that although it expects the earnings forecast for this fiscal year deteriorate temporarily, it expects improvement in business results on and after the next fiscal year.
     FGCC and Cedyna engaged in negotiations and discussions with reference to the share exchange ratio analysis provided by the above third party valuation institutions and with consideration for SMFG’s and Cedyna’s financial conditions, performance trends and stock price movements. As a result, FGCC and Cedyna each determined that the share exchange ratio set forth in 2. (3) above was beneficial to the shareholders of both SMFG and Cedyna, and SMFG, FGCC and Cedyna resolved the share exchange ratio for the Share Exchange at the meetings of their respective board of directors held today.
     Provided, however, if any material changes occur to the basic terms and conditions for the calculation of the share exchange ratio, the share exchange ratio for the Share Exchange may be changed after discussion between FGCC and Cedyna.
(2) Relationships with the Valuation Institutions
     Nikko Cordial Securities is a consolidated subsidiary of SMFG. FGCC has judged that the share exchange ratio calculation results submitted by Nikko Cordial Securities are reliable and appropriate in consideration of Nikko Cordial Securities’ know-how, experience, etc. in calculating share value. On the other hand, Nomura Securities, acting as a third party valuation institution for Cedyna, is independent from Cedyna and SMFG, is not a related party to Cedyna or SMFG nor does it have a material interest. SMFG was informed that Cedyna conducted some procedures such as using a third party valuation institution, setting up an independent committee, and excluding some directors who may have potential conflicts of interest from resolutions of board of directors,, which SMFG recognize as preventive measures against adverse effects for SMFG and FGCC as well.
(3) Prospects for Delisting and Alternative Measures
(a) Prospects for Delisting and Reasons Therefore
     Upon the Share Exchange, FGCC will become the wholly-owning parent company of Cedyna, and Cedyna will become the wholly-owned subsidiary of FGCC, as of May 1, 2011, the effective date of the Share Exchange.
     Shares of Cedyna common stock will be delisted on April 26, 2011 (the last trading date will be April 25, 2011) as a result of Cedyna becoming the wholly-owned subsidiary, in accordance with the securities listing rules of the Tokyo Stock Exchange, and the securities listing rules and delisting standards of the Nagoya Stock Exchange after certain prescribed procedures are taken. After the delisting, shares of Cedyna common stock will be unable to be traded on the Tokyo Stock Exchange and the Nagoya Stock Exchange.
(b) Alternative Measures
     Even after the delisting of Cedyna common stock, shares of SMFG common stock, to be allotted to the shareholders of Cedyna as a result of the Share Exchange, will remain listed on the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange, and can be traded on the exchange markets on and after the effective date of the Share Exchange. Therefore, SMFG believes that liquidity for shares of stock should continue to be provided to those shareholders who will receive an allotment of not less than one hundred (100) shares of SMFG common stock, which is the number of shares constituting one unit.
     On the other hand, The shareholders who will receive the allotment of less than one hundred (100) shares of SMFG common stock, which is the number of shares constituting one unit as a result of the Share Exchange will be unable to sell such shares constituting less than one unit on any of the above-mentioned exchange markets. However, they may, at their discretion, request that SMFG sell additional shares constituting less than one unit (kaimashi) or purchase such shares constituting less than one unit (kaitori). For the details of the treatment thereof, please see 2. (3) (Note 3) above. Also, for the details of the treatment of any fractions in the case where the number of shares of SMFG common stock to be allotted as a result of the Stock Exchange includes any fractions of less than one share, please see 2. (3) (Note 4) above.
(4) Measures to Ensure Fairness
     As FGCC currently owns 67.49% of the issued shares of Cedyna common stock, in implementing the Share Exchange, FGCC requested Nikko Cordial Securities to analyze the share exchange ratio to ensure the fairness and appropriateness of the ratio used for the Share Exchange as set forth in 3. (1) above, negotiated and discussed with Cedyna in reference to such analysis results, and resolved the Share Exchange at the share exchange ratio indicated in 2. (3) above at the meeting of the board of directors held today.
     On the other hand, Cedyna requested Nomura Securities, acting as a third-party valuation institution, to analyze the share exchange ratio to ensure the fairness and appropriateness of the ratio used in the Share Exchange as set forth in 3. (1) above, negotiated and discussed with FGCC in reference to such analysis results, and resolved the Share Exchange at the share exchange ratio indicated in 2. (3) above at the meeting of the board of directors held today.
     FGCC did not receive any written opinion (fairness opinion) from Nikko Cordial Securities with respect to the fairness of the share exchange ratio. SMFG was informed that Cedyna received the written opinion (fairness opinion) dated January 27, 2011 from Nomura Securities, stating that the share exchange ratio for the Share Exchange is appropriate for the shareholders of Cedyna from a financial view point.
     FGCC appointed Nagashima Ohno & Tsunematsu, and Cedyna appointed Anderson Mori & Tomotsune as their legal advisors, respectively, and received advice on the appropriate procedures as well as method and processes in making decisions for the Share Exchange from a legal perspective.
(5) Measures to Avoid Conflicts of Interest
     As FGCC is a subsidiary of SMFG and a parent company of Cedyna, Mr. Hajime Yamashita, President and Representative Director of Cedyna, who concurrently serves as director of FGCC, did not participate in the discussions and resolutions at the meeting of the board of directors held today in order to avoid a conflict of interest. In addition, SMFG was informed that as Cedyna is a consolidated subsidiary of SMFG and a subsidiary of FGCC, among the directors of Cedyna, Mr. Hajime Yamashita, who concurrently serves as director of FGCC, as well as Mr. Kazuya Jono, who concurrently serves as Representative Director and President of FGCC, did not participate in the discussions and resolutions at the meeting of the board of directors held today in order to avoid a conflict of interest. SMFG was informed that the directors other than the above-mentioned two directors resolved the execution of the Share Exchange Agreement unanimously at the meeting of the board of directors of Cedyna, and that Mr. Akiomi Narui (Corporate Auditor), Mr. Tomiyoshi Momma (Corporate Auditor), Yutaka Hori (Outside Corporate Auditor) and Mr. Akihiko Kawakami (Outside Corporate Auditor) participated in the meeting of the board of directors of Cedyna and stated that they had no objection to the resolution to execute the Exchange Share Agreement. (In addition, SMFG was informed that Cedyna had separately confirmed with Mr. Eisuke Nagatomo (Outside Corporate Auditor), who was unable to attend the meeting of the board of directors of Cedyna, that he had no objection to the resolution to execute the Exchange Share Agreement to be resolved at the meeting of the board of directors of Cedyna.)
     Further, Mr. Hajime Yamashita, President and Representative Director of Cedyna, who concurrently serves as director of FGCC, and Mr. Kazuya Jono, Outside Director of Cedyna, who concurrently serves as director of FGCC, did not participate in the consultations and negotiations regarding the Share Exchange with FGCC to avoid any conflicts of interest.
     Additionally, SMFG was informed that the above-mentioned resolution was approved at the meeting of the board of directors of Cedyna held today, after careful review and discussion based on the opinions, including the views, obtained prior to the meeting of the board of directors of Cedyna from the special committee consisting of the members, Mr. Yutaka Hori (Outside Corporate Auditor of Cedyna), Mr. Eisuke Nagatomo (Outside Corporate Auditor of Cedyna), and Mr. Akihiko Kawakami (Outside Corporate Auditor of Cedyna) who have no interest in SMFG or FGCC, both of which are the controlling shareholders of Cedyna, and are designated as Independent Directors/Auditors (dokuritsu yakuin); that they have determined that (i) the Share Exchange is recognized to contribute to enhance corporate value and no unreasonable aspect is recognized with regard to the purpose of the Share Exchange, (ii) no particular issue is recognized for ensuring fairness regarding the consideration or other conditions of the Share Exchange (including the outcome that not a few shareholders of Cedyna are to be allocated the shares constituting less than one unit), (iii) it is considered that minority shareholders’ interest is duly taken into consideration through fair process in connection with the Share Exchange, and (iv) in addition to (i) through (iii), no particular additional unfavorable aspects for its minority shareholders is recognized in connection with the Share Exchange.
     SMFG was informed that Cedyna received legal advice from Anderson Mori & Tomotsune, its legal advisor, with respect to the method for the resolution at the above-mentioned meeting of the board of directors and additionally, with regard to the measures to be taken to avoid any conflicts of interest.
4. Profile of FGCC (as of January 28, 2011)

(1)	Name:	SMFG Card & Credit, Inc.
(2)	Head Office:	1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo
(3)	Representative:	Kazuya Jono, Representative Director and President
(4)	Business:	Management and administration of subsidiaries and affiliates, etc.
(5)	Capital Amount:	JPY 25,307 million

5. Profile of Cedyna (as of September 30, 2010)

(1)	Name:	Cedyna Financial Corporation
(2)	Head Office:	23-20, Marunouchi 3-chome, Naka-ku, Nagoya City
(3)	Representative:	Hajime Yamashita, Representative Director and President

(4)	Business:	Credit card business, shopping credit business, solutions business and loan business, and others
(5)	Capital Amount:	JPY 82,843 million
(6)	Date of Incorporation:	September 11, 1950
(7)	Total Number of Issued Shares:	812,271,779 shares
(8)	Fiscal Year End:	March 31
(9)	Number of Employees:	3,678
(10)	Main Financing Bank:	Sumitomo Mitsui Banking Corporation Mizuho Corporate Bank, Ltd. The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(11)	Major Shareholders and Shareholding Ratios:	SMFG Card & Credit,Inc.		67.49%
		The Daiei, Inc.		5.42%
		Capital relationship	SMFG owns 100% of the issued shares of FGCC common stock. FGCC owns 67.49% of the issued shares of Cedyna common stock.
(12)	Relationship with SMFG:	Personnel relationship	Hajime Yamashita, Representative Director and President of Cedyna concurrently serves as director of FGCC. Kazuya Jono, Representative Director and President of FGCC concurrently serves as outside director of Cedyna.
		Transaction relationship	SMBC, a wholly-owned subsidiary of SMFG, provides loans to Cedyna.
		Status as a Related Party	SMFG is the parent company of FGCC and Cedyna, and therefore, SMFG is a related party of Cedyna.
(13)	Operating Results and Financial Conditions (Consolidated) of Cedyna over the Past 3 Fiscal Years:
	Fiscal year	Fiscal year Ended	Fiscal Year Ended	Fiscal Year Ended
		February 29, 2008	March 31, 2009	March 31, 2010
Net Assets (JPY millions)		50,574	70,506		43,018
Total Assets (JPY millions)		616,844	619,652		2,216,213
Net Assets per Share (JPY)		238.07	252.36		87.83
Operating Revenue (JPY millions)		151,602	140,254		232,743
Operating Profits (JPY millions)		7,835	7,448		(40,377)

I-1-11

Ordinary Profits (JPY millions)	7,900	7,527	(38,518)
Net Income (JPY millions)	(22,538)	3,974	(67,876)
Net Income per Share (JPY)	(106.53)	16.56	(139.86)
Dividends per Share (JPY)	0.00	0.00	0.00

(Note 1)
Cedyna was formed on April 1, 2009, through the merger of OMC Card, Inc. (surviving entity), Central Finance Co., Ltd. and QUOQ Inc. (absorbed entities), and the Operating Results and Financial Conditions (Consolidated) for the Fiscal year ending February 29, 2008, and the Fiscal year ending March 31, 2009, are those of OMC Card, Inc. before the merger. OMC Card, Inc. changed its fiscal year end from February to March at the 82nd ordinary general shareholders meeting held on May 23, 2008, such that the fiscal year ended March 31, 2009, was for the 13 months from March 1, 2008, to March 31, 2009.

6. Status after the Share Exchange
     There is no change in the Name, Head Office, Representative, and Business of FGCC, the wholly owning parent company in share exchange, from the description stated in 4. above.
7. Matters Relating to Transactions with Controlling Shareholder
     The Share Exchange constitutes a transaction by Cedyna with its controlling shareholder.
     Please see below for a description of the compliance with the “Guidelines Concerning Minority Shareholders Protection Policy in a Transaction with Controlling Shareholder” stipulated in the Corporate Governance Report published by Cedyna on November 17, 2010 in connection with the Share Exchange.
     Cedyna is not prevented free business activity between SMFG, its parent company and its group companies, and recognizes to have secured independence from its parent company and group companies. Cedyna has been making its decision appropriately for the transactions with SMFG or its group companies based on the same standards as those employed in transactions with other companies and has secured its business independence.
     Cedyna’s decision to enter into the Share Exchange has also been made upon (i) requesting Nomura Securities, as a third party valuation institution, to analyze the share exchange ratio used for the Share Exchange as set forth in 3 (4) and (5) above, negotiating and consulting with FGCC in reference to the analysis results obtained therefrom, and (ii) obtaining an opinion from the special committee consisting of Cedyna’s Outside Corporate Auditors who have no interest in SMFG or FGCC, both of which are the controlling shareholders of Cedyna, dated as of January 27, 2011. Through these measures, Cedyna decided to enter in to the Share Exchange ensuring fairness and avoiding conflicts of interest, and is considered to be in compliance with the “Guidelines Concerning Minority Shareholders Protection Policy in a Transaction with Controlling Shareholder” of Cedyna stated above.
     SMFG was informed that Cedyna has obtained the opinions from the special committee consisting of the members, Mr. Yutaka Hori (Cedyna’s Outside Corporate Auditor), Mr.

Eisuke Nagatomo (Outside Corporate Auditor), and Mr. Akihiko Kawakami (Outside Corporate Auditor) who have no interest in SMFG or FGCC, both of which are the controlling shareholders, and who are designated as Independent Directors/Auditors (dokuritsu yakuin), dated as of January 27, 2011; that, they have determined that (i) the Share Exchange is recognized to contribute to enhance corporate value and no unreasonable aspect is recognized with regard to the purpose of the Share Exchange, (ii) no particular issue is recognized for ensuring fairness regarding the consideration or other conditions of the Share Exchange (including the outcome that not a few shareholders of Cedyna are to be allocated the shares constituting less than one unit), (iii) it is considered that minority shareholders’ interest is duly taken into consideration through fair process in connection with the Share Exchange, and (iv) in addition to (i) through (iii), no particular additional unfavorable aspects for its minority shareholders is recognized in connection with the Share Exchange.
     Furthere, the guideline indicated in the Corporate Governance Report published by Cedyna on November 17, 2010, is that “a system is established so that appropriate actions shall be taken for the transactions with SMFG Group, from the perspective of securing the soundness and appropriateness of business operation, and the fairness of the transaction.”
8. Future Prospects
There will be no revision to SMFG’s earnings forecast for the fiscal year ended March 31, 2011, in connection with the transaction.
[Reference] Other releases issued today in connection with the transaction:
- Cedyna
“Notification regarding revisions to full-year earnings forecasts”
- Cedyna
“Notification regarding SMFG Card & Credit, Inc.’s making Cedyna Financial Corporation a wholly-owned subsidiary by way of the share exchange”
- Cedyna
“Notification regarding handling of shares in connection with the share exchange with SMFG Card & Credit, Inc.”
- Cedyna
“Notification regarding the partial amendment to the articles of incorporation”
End

This material contains “forward-looking statements” regarding the intent, belief or current expectations of SMFG and its management with respect to SMFG’s future financial conditions and operating results. In many cases but not all, these statements contain words such as “anticipate,” “estimate,” “expect,” “intend,” “plan,” “probability” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such “forward-looking statements” contained or deemed to be contained herein. The risks and uncertainties which may affect actual results include the following: deterioration of economic and financial environment, both globally and in Japan; risks that SMFG may fail to succeed in implementing its business strategy; risks that SMFG may fail in the joint venture, business alliances, financial contribution, acquisition and business merger; risks that SMFG may fail to expand its foreign business; increment of remaining bad debt and credit-related costs; risks related to shares held by SMFG. Given these risks and uncertainties, you should not place undue reliance on “forward-looking statements,” which speak only as of the release date of this material. SMFG undertakes no obligation to update or revise any “forward-looking statements.” In addition to this material, please refer to the most recently disclosed documents among the documents disclosed in Japan, such as our annual securities report, the Form 20-F registration statement that SMFG filed with the U.S. Securities and Exchange Commission, or various press releases issued by SMFG, for a more detailed description of the matters that may affect our financial condition, our operating results and investors’ decisions.